Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2005	2004
Net loss attributable to common stockholders	$(2,203,365)	$(6,065,680)

Net (loss) income per common share*	$(0.01)	$(0.04)

Weighted average shares outstanding	160,801,515	153,221,009

* Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.